September 6, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549
U.S.A.

RE:      ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
         FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED JUNE 19, 2006
         FILE NO. 001-14396

Ladies and Gentlemen:

In response to the Staff of the Commission (the "Staff") comments letter to the Company dated August 9, 2006 (the "Comment Letter") with respect to the above-referenced Form 20-F of the Company (the "Form 20-F"), we are providing this letter to the Staff. We would also like to bring your attention to our correspondence to the Staff filed via EDGAR on August 18, 2006, in which we confirmed that the Company would respond to the Comment Letter on or before September 6, 2006. This letter is the Company's response to the Comment Letter.

The discussion below is presented in the same order of the numbered comments in the Comment Letter, which are repeated below in bold. Certain capitalized terms set forth in this letter and not otherwise defined have their respective meaning as set forth in the Form 20-F.

We thank the Staff for reviewing the Company's disclosure and the Company looks forward to incorporating the Staff's comments in future filings in order to enhance the overall disclosure in the Company's filing.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
2.17 REVENUE RECOGNITION, PAGE F-14

      1. EXPLAIN TO US WHY, FOR US GAAP REPORTING PURPOSES, SALES OF TRANSPONDER CAPACITY ARE NOT RECOGNIZED IMMEDIATELY.

            For sales of transponder capacity, the Company enters into transponder purchase agreements with customers, which detail the design life of the satellite (as provided by the satellite manufacturer), purchase price, terms and conditions of such sales. In most cases, the purchase price is paid over three installment periods, for example, 20% of the total purchase price paid upon contract effective date, 60% paid upon satisfactory testing and inspection and the remaining 20% paid upon usage after a specified period of time. Even though the contract is for the purchase of transponders, additional costs are incurred by the Company (i.e.

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            earth station cost,  monitoring  cost and other cost each year) in order to operate the transponders and generate the transponder capacity. Therefore in accordance with SAB 101, revenue was not recognized immediately as the services had not been rendered at the time of transaction. Instead, revenue was recognized on a straight-line basis over the design life of the satellite.

      2. EXPLAIN TO US IF YOU HAVE DETERMINED WHETHER, FOR US GAAP REPORTING PURPOSES, YOUR CUSTOMER ARRANGEMENTS CONTAIN A LEASE. IF SO, PLEASE REVISE YOUR US GAAP POLICY DISCLOSURES AND ADVISE US OF YOUR ACCOUNTING. WE REFER YOU TO THE GUIDANCE IN EITF 01-8.

            For transponder capacity arrangements, the Company enters into transponder utilization agreements with customers, which specify the utilization periods, utilization fees, terms and conditions of such arrangements. In most cases, the utilization period covers more than one year, and the utilization fee of the following years is set out at annual increments of the initial utilization fees. The Company has discretion as to which transponder it will use to provide the contracted capacity. That is evident by the fact that there is a transponder protection clause in transponder utilization agreements, which specifies that in the event that a transponder fails to be a successfully operating transponder, the Company shall use its best endeavors to employ another transponder as soon as it is technically feasible. The agreements with customers are primarily for the purpose of providing an agreed volume of transponder capacity for a period of time as opposed to the provision of the use of a specified transponder.

            In addition, the service life provided to customers in certain transponder utilization agreements may exceed the design life of a specific satellite. As specified in the agreements, if the Company has to replace a satellite prior to the end of the operational life of the satellite, the Company will use another satellite to serve the remaining service life provided under the agreements. Also, in the event that the Company is obligated under an agreement with a service life that exceeds the design or operational life of a satellite, it will have to incur additional expenditures in getting another satellite ready to provide transponder capacity during the remaining service life provided under the agreement. The obligation to incur additional expenditures and continue to provide transponder capacity after the design or operational life of a satellite is akin to that under a service arrangement as opposed to under a lease arrangement

            As the Company's key obligation and liability under the transponder capacity arrangements is to provide transponder capacity to customers for broadcasting and data transmission, the Company does not consider those arrangements as transfers of the right to use a specific identifiable asset for a period of time. Therefore, in accordance with paragraph 10 of EITF 01-08, the Company determined that the utilization agreement does not contain a lease because the fulfillment of the arrangement is not

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            dependent on a specific  satellite/transponder.  Thus,  management concluded that transponder capacity arrangements do not meet the definition of lease. Instead, the recognition of revenue from such arrangements is in line with the treatment of service contracts.

      3. WITH A VIEW TOWARDS EXPANDED POLICY DISCLOSURE, EXPLAIN TO US HOW YOU DETERMINE IF A CUSTOMER AGREEMENT IS FOR THE SALE OF TRANSPONDER CAPACITY OR FOR TRANSPONDER UTILIZATION. PLEASE REFER US TO THE US GAAP ACCOUNTING LITERATURE THAT YOU ARE RELYING UPON AS THE BASIS FOR YOUR US GAAP ACCOUNTING POLICY.

            FOR TRANSPONDER UTILIZATION - As explained above, in a transponder capacity arrangement, the Company enters into a transponder utilization agreement, which specifies the utilization period, utilization fees, terms and conditions of the arrangement. It is also determined that the Company has the discretion as to which transponder it will use to provide the contracted capacity (service) to its customer for the agreed period in the contract. The recognition of revenue from such arrangements as service revenue is in accordance with the criteria set out in SAB101 "Revenue recognition in Financial Statements".

            FOR SALE OF TRANSPONDER CAPACITY - The contract for a sale of transponders usually specifies, from the date of the contract to the end of the useful life of a satellite, the number of transponders acquired and the specific satellite in which the transponders are acquired from by the customer. The contract term is more than 75% of the useful life of the satellite, and the minimum contract value of a transponder is always greater than the allocated cost of the transponder sold to the customer. Furthermore, the amount and timing of payments are fixed as per the terms of the contract and there is usually no significant non-reimbursable cost yet to be incurred by the Company under such contract. These characteristics of a transponder sale arrangement meet the definition of a sales-type lease contract in accordance with FASB Statement No. 13 - "Accounting for leases".

7. PROPERTY, PLANT AND EQUIPMENT - GROUP, PAGE F-18

      4. DISCLOSE AND EXPLAIN TO US HOW YOU ACCOUNT FOR SATELLITE LAUNCH AND IN-ORBIT INSURANCE COSTS. WE NOTE ON PAGE 26 THAT YOU HAVE OBTAINED INSURANCE POLICIES THAT COVER BOTH THE LAUNCH AND SUBSEQUENT IN-ORBIT FUNCTIONING OF THE SATELLITE. TELL US IF YOU RECOGNIZE AS AN OPERATING EXPENSE THE PORTION OF THE PREMIUM RELATING TO THE IN-ORBIT INSURANCE AND EXPLAIN THE BASIS FOR YOUR POLICY UNDER US GAAP.

            Satellite insurance procured when the satellite is first launched normally covers a satellite at launch plus 365 days in orbit following launch. The portion of insurance premium relating to the launch is fully capitalized whilst the remaining portion relating to in-orbit operation is apportioned between capital and operating expenses, i.e. the portion from the date of launch up to the date

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            of  commissioning  of a satellite is  capitalized  and the portion after commissioning is charged to operating expenses.

            This accounting treatment is in line with the definition of expenses under CON 6 "Elements of Financial Statements". The amounts involved are not significant and therefore no separate or specific disclosure of this treatment is considered necessary.

            For the past three years, the total cost of satellite insurance was allocated between capital and operating expenditures as follows:

                              INSURANCE ON SATELLITES

                                              2003      2004      2005
                                            -------   -------   -------
                                            HK$'000   HKS'OOO   HK$'000
            IN-ORBIT INSURANCE EXPENSED:
                  AsiaSat 2                  27,025    17,953    12,804
                  AsiaSat 3S                 11,939    24,272    25,590
                  AsiaSat 4                  23,773    46,968    43,510
                                            -------   -------   -------
                                             62,737    89,193    81,904
                                            =======   =======   =======

            LAUNCH INSURANCE CAPITALIZED:
                  AsiaSat 2                       -         -         -
                  AsiaSat 3S                      -         -         -
                  AsiaSat 4                 263,405         -         -
                                            -------   -------   -------
                                            263,405         -         -
                                            =======   =======   =======

            Note:
                  Launch insurance is capitalized as part of the capital cost of a satellite in the year when a satellite is launched to the space. In the period from 2003 to 2005, only AsiaSat 4 was launched.

      5. DISCLOSE THE SPECIFIC TYPES OF COSTS CAPITALIZED AS PART OF YOUR LONG-LIVED SATELLITE ASSETS AND ADVISE US. PLEASE ADDRESS IN YOUR RESPONSE THE COST OF LAUNCH INSURANCE AND INCENTIVE PAYMENTS.

            The specific types of costs capitalized as part of the satellite assets are:

            a) Manufacturing cost - The manufacturing cost is the cost related to the manufacturing of the spacecraft, including performance incentive payment.
            b) Launch service fee - The launch service fee mainly relates to the use of the rocket for launch purpose and other launch related costs.
            c) Insurance fee - the launch insurance fee, which is to insure the successful launch of the satellite into the space as discussed under item 4 above.

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            d)  Associated  expenditure  and  interest  capitalized  - are the costs directly attributable to the commissioning of the satellite, such as consultants' fees, legal fees, interest on borrowing to finance satellites, etc.

            Performance incentive payments are built into the overall cost of a satellite and paid in accordance with the milestone payment plan as under 5 (a) above, upon in-orbit acceptance of the satellite. These payments represent defined amounts within the total cost of a satellite which the Company may claim from the satellite manufacturer if there are subsequently inoperative transponders on the satellite post launch. As such costs are part of the total cost of a satellite, all performance incentive payments are capitalized.

            In the case of the Company, it has not so far submitted any claims for refund from the satellite manufacturers due to inoperative transponders on its satellites, AsiaSat 1, AsiaSat 2, AsiaSat 3S and AsiaSat 4.

30. COMMITMENTS, PAGE F-35

      6. TELL US AND DISCLOSE IF YOU HAVE COMMITTED TO MAKE ORBITAL INCENTIVE PAYMENTS TO THE MANUFACTURER OF ANY OF YOUR SATELLITES. IF APPLICABLE, YOU SHOULD FULLY DISCLOSE THE NATURE AND TERMS OF THIS COMMITMENT AND YOUR US GAAP ACCOUNTING POLICY, AND EXPLAIN TO US IN DETAIL.

            The satellites that the Company ordered were in firm fixed prices for specified deliverables. Payment is made in accordance with the pre-agreed milestone payment plan. The entire firm fixed price including performance incentive payment is capitalized in stages when each payment is made. No further payment will be made to the manufacturer based on in-orbit performance of a satellite once the fixed price has been paid. Upon commissioning of the satellite, the total cost will be amortized over its design/useful life on a straight-line basis.

OTHER

      7. IF YOUR CONSOLIDATED SUBSIDIARIES ARE OPERATED UNDER POLITICAL, ECONOMIC OR CURRENCY RESTRICTIONS, DISCLOSE THE EFFECT, INSOFAR AS THIS CAN REASONABLY BE DETERMINED, OF FOREIGN EXCHANGE RESTRICTIONS UPON THE CONSOLIDATED FINANCIAL POSITION AND OPERATING RESULTS OF THE COMPANY. REFER TO RULE 3A-02(D) OF REGULATION S-X.

            There are no subsidiaries which are operated under political, economic or currency restrictions that require separate disclosure and all subsidiaries have been correctly consolidated within the financial statements in accordance with Rule 3A-02(d). At December 31, 2005, there were only two subsidiaries in operation, namely:
            Asia Satellite  Telecommunications  Company Limited and Skywave TV

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            Company Limited,  both  incorporated  under the laws of Hong Kong.
            All the others were inactive or have no operation.

      8. WE NOTE YOU HAVE SIGNIFICANT OPERATIONS IN CHINA AND HONG KONG SAR. IN LIGHT OF THE RESTRICTION ON THE PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS UNDER PRC LAW, IT APPEARS IT MAY BE NECESSARY FOR YOU TO PROVIDE CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT PREPARED IN ACCORDANCE WITH 12-04 OF REGULATION S-X AND THE DISCLOSURES REQUIRED BY 4-08(E) OF REGULATION S-X, PURSUANT TO
            ITEM 17(A) OF FORM 20-F. PLEASE REVISE ACCORDINGLY OR ADVISE US IN DETAIL.

            In addition to the two subsidiaries in Hong Kong, the Group owns an equity interest in an entity incorporated in the PRC, which is loss making, and as such no dividend payment is anticipated in the near term. However, once the entity has positive retained earnings, it will be allowed to make dividend payments to its shareholders that are incorporated outside of China. Companies incorporated in the PRC that have foreign shareholders are permitted under PRC law to make dividend payments to their shareholders out of their distributable profits after setting aside the required level of statutory reserves, including by converting dividends into foreign currencies for payment to foreign shareholders.

            The retained earnings of the Group are generated from the Hong Kong operations of the business and are in currencies that are freely convertible. The Hong Kong subsidiary of the Company is incorporated and operates under the laws of the Hong Kong Special Administration Region of the PRC. It is not subject to foreign exchange regulations applicable to entities established under PRC law. Under the current legislation in Hong Kong, dividends can be paid to shareholders out of distributable profits free from any withholding tax or other legal restrictions.

                              ******************

Please let us know if you have further questions or comments.


Sincerely,


/s/ Denis Lau
-----------------------
Chief Financial Officer

Tel: +852 2500 0868
Fax: +852 2576 4573
Email: dlau@asiasat.com
CC       Catherine Chang (AsiaSat)
         Rex Clementson (PwC)
         Greg Liu (Paul Weiss)


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